Exhibit 99.23

Condensed interim consolidated financial statements of

Prometic Life Sciences Inc.

For the quarter and the nine months ended September 30, 2018

(unaudited)

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	September 30, 2018	December 31, 2017
ASSETS (note 10)
Current assets
Cash	$21,353	$23,166
Accounts receivable (note 3)	5,454	6,839
Income tax receivable	5,071	4,116
Inventories (note 4)	14,983	36,013
Prepaids	2,111	2,141

Total current assets	48,972	72,275
Long-term income tax receivable	111	108
Other long-term assets (note 5)	5,668	8,663
Capital assets (note 6)	46,450	45,254
Intangible assets (note 7)	162,525	156,647
Investment in an associate (note 8)	1,182	—
Deferred tax assets	926	926

Total assets	$265,834	$283,873

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	$29,231	$29,954
Advance on revenues from a supply agreement	—	1,901
Current portion of long-term debt (note 10)	2,139	3,336
Deferred revenues	806	829

Total current liabilities	32,176	36,020
Long-term portion of operating and finance lease inducements and obligations	1,900	2,073
Other long-term liabilities (note 11)	4,326	3,335
Long-term debt (note 10)	150,544	83,684
Deferred tax liabilities	12,902	15,330

Total liabilities	$201,848	$140,442

EQUITY
Share capital (note 13a)	$581,842	$575,150
Contributed surplus (note 13b)	18,708	16,193
Warrants and future investment rights (note 13c)	85,675	73,944
Accumulated other comprehensive loss	(1,864)	(1,622)
Deficit	(651,911)	(541,681)

Equity attributable to owners of the parent	32,450	121,984
Non-controlling interests (note 14)	31,536	21,447

Total equity	63,986	143,431

Total liabilities and equity	$265,834	$283,873

Subsequent event (note 18)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues (note 15)	$12,330	$24,034	$36,777	$32,519
Expenses
Cost of sales and other production expenses (note 4)	9,248	3,780	30,420	7,721
Research and development expenses	24,105	23,275	70,525	72,190
Administration, selling and marketing expenses	6,222	7,653	20,869	22,660
Loss (gain) on foreign exchange	(1,301)	182	768	701
Finance costs	5,927	2,085	15,502	5,326
Losses on extinguishments of liabilities (note 10)	1,278	4,191	1,278	4,191
Share of losses of an associate (note 8)	22	—	22	—

Net loss before income taxes	$(33,171)	$(17,132)	$(102,607)	$(80,270)

Income tax expense (recovery):
Current	(3,934)	1,898	(3,935)	1,748
Deferred	(337)	(1,280)	(2,090)	(3,628)

	(4,271)	618	(6,025)	(1,880)

Net loss	$(28,900)	$(17,750)	$(96,582)	$(78,390)

Net loss attributable to:
Owners of the parent	(28,472)	(15,542)	(92,413)	(71,452)
Non-controlling interests (note 14)	(428)	(2,208)	(4,169)	(6,938)

	$(28,900)	$(17,750)	$(96,582)	$(78,390)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.04)	$(0.02)	$(0.13)	$(0.11)

Weighted average number of outstanding shares (in thousands)	718,127	704,446	715,422	675,282

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net loss	$(28,900)	$(17,750)	$(96,582)	$(78,390)
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	(677)	(189)	(242)	151

Total comprehensive loss	$(29,577)	$(17,939)	$(96,824)	$(78,239)

Total comprehensive loss attributable to:
Owners of the parent	(29,149)	(15,731)	(92,655)	(71,301)
Non-controlling interests	(428)	(2,208)	(4,169)	(6,938)

	$(29,577)	$(17,939)	$(96,824)	$(78,239)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants and future investment rights $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity $
Balance at January 1, 2017	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	—	—	—	—	(71,452)	(71,452)	(6,938)	(78,390)
Foreign currency translation reserve	—	—	—	151	—	151	—	151
Issuance of shares (note 13a)	61,450	—	—	—	—	61,450	—	61,450
Share-based payments expense (note 13b)	—	6,091	—	—	—	6,091	—	6,091
Exercise of stock options (note 13b)	795	(324)	—	—	—	471	—	471
Exercise of future investment rights (note 13c)	27,594	—	(6,542)	—	—	21,052	—	21,052
Issuance of warrants (note 13c)	—	—	6,463	—	—	6,463	—	6,463
Share and warrant issuance cost (note 13a,c)	—	—	—	—	(4,023)	(4,023)	—	(4,023)
Effect of funding arrangements on non-controlling interest (note 14)	—	—	—	—	(2,791)	(2,791)	2,791	—

Balance at September 30, 2017	570,076	18,686	64,122	(1,813)	(501,292)	149,779	22,829	172,608

Balance at January 1, 2018	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431
Impact of adopting IFRS 9 (note 2b)	—	—	—	—	110	110	—	110

Balance at January 1, 2018 - restated	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(92,413)	(92,413)	(4,169)	(96,582)
Foreign currency translation reserve	—	—	—	(242)	—	(242)	—	(242)
Issuance of shares (note 13a)	5,589	—	—	—	—	5,589	—	5,589
Share-based payments expense (note 13b)	—	2,983	—	—	—	2,983	—	2,983
Exercise of stock options (note 13b)	1,073	(438)	—	—	—	635	—	635
Shares issued pursuant to restricted share unit plan (note 13b)	30	(30)	—	—	—	—	—	—
Issuance of warrants (note 13c)	—	—	11,731	—	—	11,731	—	11,731
Share and warrant issuance cost	—	—	—	—	(40)	(40)	—	(40)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 14)	—	—	—	—	(17,887)	(17,887)	14,258	(3,629)

Balance at September 30, 2018	581,842	18,708	85,675	(1,864)	(651,911)	32,450	31,536	63,986

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Nine months ended September 30,	2018	2017
Cash flows used in operating activities
Net loss for the period	$(96,582)	$(78,390)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs	16,007	7,026
Change in operating and finance lease inducements and obligations	(1,009)	1,261
Carrying value of capital and intangible assets disposed	479	440
Share of losses of an associate (note 8)	22	—
Losses on extinguishments of liabilities (note 10)	1,278	4,191
Deferred income taxes	(2,090)	(3,628)
Share-based payments expense (note 13b)	2,983	6,091
Depreciation of capital assets (note 6)	3,104	2,575
Amortization of intangible assets (note 7)	952	691

	(74,856)	(59,743)
Change in non-cash working capital items	17,864	(35,275)

	$(56,992)	$(95,018)

Cash flows from financing activities
Proceeds from share issuances (note 13a)	—	53,125
Proceeds from debt and warrant issuances (note 10)	65,815	25,010
Repayment of principal on long-term debt (note 10)	(1,855)	(2,454)
Repayment of interest on long-term debt (note 10)	(3,903)	(126)
Exercise of options (note 13b)	635	471
Exercise of future investment rights (note 13c)	—	21,052
Payments of principal under finance lease	(183)	—
Debt, share and warrants issuance costs	(782)	(4,299)

	$59,727	$92,779

Cash flows from (used in) investing activities
Additions to capital assets	(2,886)	(6,409)
Additions to intangible assets	(1,069)	(960)
Proceeds from the sale of marketable securities and short-term investments	—	11,063
Acquisition of convertible debt	(967)	—
Additions to other long-term assets	—	(62)
Interest received	191	182

	$(4,731)	$3,814

Net change in cash during the period	(1,996)	1,575
Net effect of currency exchange rate on cash	183	(323)
Cash beginning of period	23,166	27,806

Cash end of the period	$21,353	$29,058

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1.	Nature of operations and going concern

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which Prometic believes are at the core of how the body heals: our lead small molecule drug candidate PBI-4050, modulates these to promote tissue regeneration and scar resolution as opposed to fibrosis. The second drug discovery and development platform (Plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals.

The Corporation’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S. and Europe.

The condensed interim consolidated financial statements for the nine months ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presumes the Corporation will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of this assumption may not be appropriate as Prometic’s main activities continue to be in the R&D stage and during the nine months ended September 30, 2018, the Corporation incurred a net loss of $96.8 million and used $57.0 million in cash for its operating activities, while at September 30, 2018, the current assets net of current liabilities is a surplus of $16.8 million. As described in note 10 Long-term debt, the Corporation has $13.0 million (US$10 million) available under the non-revolving credit facility as of September 30, 2018.

With the delay of the anticipated launch of its most advanced product, RyplazimTM, the Corporation had to finance its R&D activities via various sources. To date, the Corporation has financed its activities through the sale of products in the Bioseparations segment, collaboration arrangements and licensing arrangements, the issuance of debt and equity, operational restructuring as well as investment tax credits. Prometic is currently actively involved in negotiating both equity and equity-linked financing initiatives and continues to be in licensing discussions with potential partners. Although the Corporation believes that it will be able to obtain the necessary funding as in the past, there can be no assurance of its access to further financing. These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. Such adjustments could be material.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2.	Significant accounting policies

a)	Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2017, which can be found at www.sedar.com.

These interim financial statements were approved for issue on November 12, 2018 by the Corporation’s Board of Directors.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b)	Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Corporation in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Prometic at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount
Cash	FVTPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVTPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity Investments	Cost	1,228	FVTPL	1,228
Convertible debt	Cost	87	FVTPL	87

There has been no impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening deficit balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Corporation analysed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

c)	New standards and interpretations not yet adopted

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are as follows:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off-balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. The Corporation is in the process of evaluating the impact of adopting IFRS 16 on its consolidated financial statements.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

d)	Accounting policies not disclosed in the December 31, 2017 consolidated financial statements

Since December 31, 2017, the Corporation has entered into certain transactions that have resulted in the application of accounting policies that were not disclosed in the latest annual financial statement and are therefore presented below.

Investment in an associate

Investments in associates are accounted for using the equity method. An associate is an entity over which the Corporation has significant influence. Under the equity method, the investment in the associate is carried on the consolidated statement of financial position at cost plus post acquisition changes in the Corporation’s share of net assets of the associate.

The consolidated statement of operations reflects the Corporation’s share of the results of operations of the associate. Adjustments are made for any inconsistencies between the Corporation’s and the associate’s accounting policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. When there has been a change recognised directly in the equity of the associate, the Corporation recognises its share of any change. Profits and losses resulting from transactions between the Corporation and the associate are recognized in the Corporation’s consolidated financial statements only to the extent of the unrelated investors’ interests in the associate.

If the Corporation’s share of cumulative losses of an associate equals or exceeds its interest in the associate, the Corporation discontinues recognising its share of further losses. After the interest in an associate is reduced to zero, additional losses are provided for, and a liability is recognised, only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Corporation resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

When the level of influence over an associate changes either following a loss of significant influence over the associate, or the obtaining of control over the associate or when an investment in a financial asset accounted for under IFRS 9 becomes subject to significant influence, the Corporation measures and recognises its investment at its fair value. Any difference between the carrying amount of the associate at the time of the change in influence and the fair value of the investment, and proceeds from disposal if any, is recognised in profit or loss.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

e)	Significant judgments and critical accounting estimates

The preparation of the interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 15, the Corporation has modified its disclosure on significant judgments relating to revenue recognition. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the annual financial statements for the year ended December 31, 2017, remain unchanged.

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of the performance obligations.

Determining whether the performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

3.	Accounts receivable

	September 30, 2018	December 31, 2017
Trade receivables	$847	$1,796
Tax credits and government grants receivable	3,490	3,883
Sales taxes receivable	609	763
Other receivables	508	397

	$5,454	$6,839

4.	Inventories

	September 30, 2018	December 31, 2017
Raw materials	$8,362	$24,075
Work in progress	3,938	10,090
Finished goods	2,683	1,848

	$14,983	$36,013

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Inventories sold in the amount of $8,302 and $26,638 were recognized as cost of sales and other production expenses during the quarter and the nine months ended September 30, 2018, ($2,175 and $5,183 during the quarter and the nine months ended September 30, 2017). Inventory write-downs of $547 and $2,222, also included in cost of sales and other production expenses, were recorded during the quarter and nine months ended September 30, 2018 ($nil during the quarter and the nine months ended September 30, 2017). Of the amount recorded during the nine months ended September 30, 2018, $1,522 pertains to a net realizable value write-down taken on raw materials as the Corporation sold some plasma during the second quarter of 2018 for an amount which was below the carrying cost of the inventory.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

5.	Other long-term assets

		September 30, 2018	December 31, 2017
Restricted cash	$	232	$226
Long-term receivables		—	1,856
Deferred financing costs		3,663	5,266
Option to acquire tangible assets (note 13a)		653	—
Equity investments in scope of IFRS 9		24	1,228
Convertible debt		1,096	87

		$5,668	$8,663

The investment in convertible debt (see note 8) earns interest at 8.0% per annum, to be received at the date of maturity which is January 3, 2020. The convertible debt may be converted at the option of the issuer or the holder into preferred shares of the issuer.

6.	Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at January 1, 2018	$4,539	$12,824	$36,787	$3,555	$57,705
Additions	28	2,519	1,689	217	4,453
Disposals	—	—	(189)	(53)	(242)
Effect of foreign exchange differences	—	(75)	(47)	(14)	(136)

Balance at September 30, 2018	$4,567	$15,268	$38,240	$3,705	$61,780

Accumulated depreciation
Balance at January 1, 2018	$219	$3,726	$6,962	$1,544	$12,451
Depreciation expense	146	479	1,909	570	3,104
Disposals	—	—	(138)	(31)	(169)
Effect of foreign exchange differences	—	(17)	(21)	(18)	(56)

Balance at September 30, 2018	$365	$4,188	$8,712	$2,065	$15,330

Carrying amounts
At September 30, 2018	$4,202	$11,080	$29,528	$1,640	$46,450
At December 31, 2017	4,320	9,098	29,825	2,011	45,254

As at September 30, 2018, there are $10,797 and $5,963 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($10,219 and $3,524 as of December 31, 2017).

As at September 30, 2018, production and laboratory equipment includes assets under finance leases with a net carrying amount of $1,066 ($1,131 as at December 31, 2017).

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7.	Intangible assets

	Licenses and
	other rights	Patents	Software	Total
Cost
Balance at January 1, 2018	$154,572	$6,346	$2,213	$163,131
Additions	5,512	454	923	6,889
Disposals	—	(18)	(38)	(56)
Effect of foreign exchange differences	(4)	(32)	(2)	(38)

Balance at September 30, 2018	$160,080	$6,750	$3,096	$169,926

Accumulated amortization
Balance at January 1, 2018	$3,497	$2,250	$737	$6,484
Amortization expense	412	322	218	952
Disposals	—	(4)	(8)	(12)
Effect of foreign exchange differences	(4)	(19)	—	(23)

Balance at September 30, 2018	$3,905	$2,549	$947	$7,401

Carrying amounts
At September 30, 2018	$156,175	$4,201	$2,149	$162,525
At December 31, 2017	151,075	4,096	1,476	156,647

On January 29, 2018, the Corporation acquired two licenses. The first license, valued at $1,743, was paid for by the issuance of warrants (note 13c). The second license was purchased for an equivalent of US$3 million; US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation (see note 11 for the license acquisition payment obligation and note 13a for the shares issued on the transaction date). The value attributed to the second license, based on the value recorded for the initial equity issued and the value of the payment obligation at the date of the transaction is $3,769. The estimated useful lives of the licenses is 10 years and 20 years for the first and second license, respectively.

8.	Investment in an associate

At each reporting period, the Corporation assesses whether it has significant influence over its investments. During the quarter ended September 30, 2018, the Corporation concluded it exerted significant influence over ProThera Biologics, Inc. (“ProThera”), a company headquartered in Rhode Island, U.S.A., since August 15, 2018. As such, ProThera is considered an associate as well as a related party from that date and consequently, the equity investment in ProThera is accounted for using the equity method (see note 2d) and the transactions between the Corporation and its associate are disclosed in the financial statements.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

ProThera is a biotherapeutics company developing methods for using Inter-Alpha One Inhibitor Proteins (“IAIP”) to treat severe inflammation associated with infection, trauma and disease. It owns several method of use patents for IAIP that apply to several medical indications and their CEO is a key opinion leader in the field. The Corporation entered into research and development agreements as well as a license agreement with ProThera in 2015 to develop, manufacture and market IAIP for the treatment of two indications, one of which is Necrotizing Enterocolitis (NEC). As of September 30, 2018, Prometic holds 15.2% of the outstanding common shares having a historical cost of $1,204. It also holds a $1,096 (US $850) investment in convertible debt of ProThera which is presented in other long-term assets (see note 5).

As required when significant influence over an investment is obtained, the investment must be measured at fair value as of the date it became an associate. A fair value approach was applied by management in developing preliminary estimates of the identifiable assets and liabilities of ProThera. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques, building valuation models, and compiling, preparing and validating this information. At the time of issuance of these interim financial statements, certain aspects of the valuation are not finalized, namely the valuation of the intangible assets.

The amounts recognized in the quarter are therefore based on the preliminary results. The ultimate impact of this transaction may change from now until the valuation is completed, which is expected by the end of fiscal 2018.

Changes in the carrying amount of the investment in an associate from the date it was initially recognized as an associate on August 15, 2018 to September 30, 2018 are as follows:

Loss and comprehensive loss of an associate from August 15 to September 30, 2018	$144

Share of losses of an associate	22

Historical cost of the investment in an associate	1,204
Less share of losses of an associate	22

Carrying amount of the investment in an associate	$1,182

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

9.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2018	2017
Trade payables	$20,933	$19,333
Wages and benefits payable	4,252	6,839
Current portion of operating and finance lease inducements and obligations	2,282	3,301
Current portion of settlement fee payable (note 11)	114	102
Current portion of royalty payment obligations (note 11a)	26	—
Current portion of license acquisition payment obligation (note 11b)	1,290	—
Current portion of other employee benefit liabilities (note 11)	334	379

	$29,231	$29,954

10.	Long-term debt

2018

The Corporation has a non-revolving credit facility (“CF”) agreement bearing interest of 8.5% per annum which expires on November 30, 2019. The CF comprises two US$40 million tranches which become available to draw down once certain conditions are met. The drawdowns on the available tranches are limited to US$10 million per month.

As part of the agreement, the Corporation issued 54 million warrants on November 30, 2017 (“Seventh Warrant”) to the holder of the long-term debt in consideration for the CF. Further details concerning the warrants are provided in note 13c. At each drawdown, the value of the proceeds drawn are allocated to the debt and equity based on their fair value.

The Corporation drew US$50 million on the CF since the beginning of the year, bringing the cumulative draws from US$20 million at December 31, 2017 to US$70 million at September 30, 2018 on the US$80 million available. As a result of the draws in January and February 2018, the Corporation received total cash proceeds of $25,155 (US$20 million in total or US$10 million per draw) which were allocated to the debt and warrants based on their fair values. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with an average market interest rate of 17.0%. The proceeds allocated to the debt for those two drawdowns were $19,585.

As a result of the draws in April, August and September 2018, the Corporation was entitled to receive total proceeds of $44,577 (US$34.5 million in total or US$11.5 million per draw), as a royalty agreement between the Corporation and holder of long-term debt became effective upon drawing on the second tranche of the CF. Following the cash draws in August and September, the Corporation had a minimum royalty obligation of $132 that has been recognized in other long-term liabilities (note 11). The remainder of the proceeds were allocated to the debt and warrants based on their fair values. The total proceeds allocated to the debt following the three drawdowns were $40,026. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 18.1%.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

For the April 2018 draw, the Corporation received the entire proceeds of $14,768 in cash, however for the August and September 2018 draws, the holder of the long-term debt used the set-off of principal right under the Original Issue Discount (“OID”) loan agreements to settle $3,917 (US$3 million) of the amounts due to the Corporation under the royalty agreement by reducing an existing loan. Therefore, the cash proceeds received for those two draws were $25,892.

As a result of the use of the set-off of principal right to settle these liabilities, the face value of the second OID loan was reduced by $3,917, from $21,172 to $17,255. These transactions were accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $2,639 and the reduction in the face value of the OID loan of $3,917, was recorded as a loss on extinguishment of a liabilities of $1,278.

The fees incurred in regards of the CF, which comprise legal fees and the 10 million warrants issued upon closing of the CF, for a total of $5,926, have been recorded in the consolidated statement of financial position as other long-term assets and is being amortized and recognized in the consolidated statement of operations over the term of the CF.

Subsequent to the quarter ended September 30, 2018, a binding letter of intent was signed between the Corporation and the holder of the long-term debt to extend the maturity of the three OID loans and the CF (note 18).

2017

On April 27, 2017, the Corporation and the holder of the long-term debt signed a third OID loan agreement and warrants (the “Sixth Warrants”) for total proceeds of $25,010. The total proceeds were allocated to the debt based on its fair value at the issue date and the residual amount was attributed to the warrants that are classified as equity. Further details concerning the warrants are provided in note 13c. Under the terms of the loan, the Corporation will repay the face value of the OID loan, in the amount of $39,170 at maturity on July 31, 2022. The OID loan was recorded at its fair value at the transaction date less the associated transaction costs of $184 for a net amount of $18,363. The fair value of the loan was determined using a discounted cash flow model for the debt instrument with a market interest rate of 15.5%.

In July 2017, the holder of the long-term debt used the set-off of principal right under the loan agreements, to settle the amounts due to the Corporation, following its participation in a private placement for 5,045,369 common shares which occurred concurrently with the closing of a public offering of common shares on July 6, 2017.

As a result, the face value of the third OID loan was reduced by $8,577, from $39,170 to $30,593. The reduction of $8,577 is equivalent to the value of the shares issued at the agreed price of $1.70 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $4,134 and the amount recorded for the shares issued of $8,325, as explained in the following paragraph, was recorded as a loss on extinguishment of a liabilities of $4,191.

The shares were recorded at fair value, determined using the closing price of $1.65 on the date of issue July 6, 2017, resulting in a value of the shares issued of $8,325.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Changes in the carrying value of the long-term debt during the nine months ended September 30, 2018 were as follows:

Balance at January 1, 2018	$87,020
Impact of adoption of IFRS 9 (note 2b)	(110)
Interest accretion	13,560
Repayment of principal on long-term debt	(1,855)
Repayment of stated interest on long-term debt	(3,903)
Reduction of the face value of the second OID loan by $3,917	(2,639)
Drawdown on non-revolving credit facility	59,611
Foreign exchange revaluation on credit facility balance	999

Balance at September 30, 2018	$152,683

Comprised of the following loans:
OID loan having a face value of $61,704 maturing on July 31, 2022 with an effective interest rate of 14.8% 1)	$36,290
OID loan having a face value of $17,255 maturing on July 31, 2022 with an effective interest rate of 10.6% 1)	11,734
OID loan having a face value of $30,593 maturing on July 31, 2022 with an effective interest rate of 14.4% 1)	17,612
Non-revolving US dollars credit facility draws, expiring on November 30, 2019 bearing stated interest of 8.5% per annum (effective interest rate of 14.7%)1)	84,598
Government term loan having a principal amount of $1,000 full repayable on August 31, 2018 with an effective interest rate of 9.2% and a stated interest of 3.2%2)	1,032
Non-interest bearing government term loan having a principal amount of $1,812 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	1,417

$152,683
Less current portion of long-term debt	(2,139)

Long-term portion of long-term debt	$150,544

1)	The loans are secured by all the assets of the Corporation and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)	The loan is secured by the land, the manufacturing facility and the equipment located in Belleville. As at September 30, 2018, the net carrying value of the secured assets is $8,548.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

11.	Other long-term liabilities

	September 30,	December 31,
	2018	2017
Settlement fee payable	$212	$190
Royalty payment obligations (a)	2,891	2,963
License acquisition payment obligation (b)	2,579	—
Other employee benefit liabilities	334	593
Other long-term liabilities	74	70

	$6,090	$3,816
Less:
Current portion of settlement fee payable (note 9)	(114)	(102)
Current portion of royalty payment obligations (note 9)	(26)	—
Current portion of license acquisition payment obligation (note 9)	(1,290)	—
Current portion of employee benefit liabilities (note 9)	(334)	(379)

	$4,326	$3,335

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

a)	Royalty payment obligations

During the second quarter of 2018, the Corporation signed a royalty agreement with the holder of the long-term debt. As a result of the agreement, the Corporation obtained the right to receive US$1.5 million milestone payments upon each draw of the second tranche of the CF in exchange for increasing royalty entitlements on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The agreement includes a minimum royalty payment of US$5,000 per quarter.

As of September 30, 2018, a 1.5% royalty entitlement exists, and the related royalty liability will be recognized upon the recognition of qualifying revenues by the Corporation. The Corporation recognized a minimum royalty payment obligation of $132 in the consolidated statement of financial position at September 30, 2018 representing the discounted value of the minimum royalty payments to be made until the expiry of the patents covered by the agreement, using a discount rate of 18.57%.

As part of the consideration given by the Corporation in 2016 for the reacquisition of the rights to 50% of the worldwide profits pertaining to the sale of plasminogen for the treatment of plasminogen congenital deficiency which were previously granted to a licensee under a license agreement, the Corporation agreed to make royalty payments on the sales of plasminogen for congenital deficiency, using a rate of 5% up to a total of US$2.5 million. If by December 2020 the full royalty obligation has not been paid, the unpaid balance will become due. The Corporation has recognized a royalty payment obligation of $2,759 (US$2.5 million) in the consolidated statement of financial position at September 30, 2018 ($2,963 at December 31, 2017), representing the discounted value of the expected royalty payments to be made until December 2020, using a discount rate of 9.2%.

b)	Licence acquisition payment obligation

In consideration for acquiring a license (note 7), the Corporation agreed to pay an equivalent of US$3 million; US$1 million on the date of the transaction, and US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation. A $2,579 financial liability has been recognised for the second and third payments.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

12.	Contractual obligations

The following table presents the contractual maturities of the financial liabilities, excluding operating and finance leases as of September 30, 2018:

		Contractual Cash flows
	Carrying	Payable		Later than
At September 30, 2018	amount	within 1 year	2 - 3 years	4 years	Total
Accounts payable and accrued liabilities1)	$26,949	$26,949	$—	$—	$26,949
Long-term portion of settlement fee payable	98	—	115	—	115
Long-term portion of royalty payment obligations	2,865	—	3,276	335	3,611
Long-term license acquisition payment obligation	1,289	—	1,290	—	1,290
Long-term debt 2)	152,683	9,911	91,881	113,469	215,261

	$183,884	$36,860	$96,562	$113,804	$247,226

1)	Excluding $2,282 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the CF (note 10), the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table. In addition, SALP may use its right to set-off amounts it may owe to Prometic by reducing the OID loans.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

13.	Share capital and other equity instruments

a)	Share capital

	September 30, 2018		September 30, 2017
	Number	Amount	Number	Amount
Issued common shares	718,126,512	$582,242	707,377,516	$570,476
Share purchase loan to an officer	—	(400)	—	(400)

Issued and fully paid common shares	718,126,512	$581,842	707,377,516	$570,076

Changes in the issued and outstanding common shares during the nine months ended September 30, 2018 and 2017 were as follows:

	September 30, 2018		September 30, 2017
	Number	Amount	Number	Amount
Balance - beginning of period	710,593,273	$575,150	623,229,331	$480,237
Issued to acquire assets	1,113,342	1,960	—	—
Issued to acquire non-controlling interest (note 14)	4,712,422	3,629	—	—
Exercise of future investment rights (note 13c)	—	—	44,791,488	27,594
Exercise of stock options (note 13b)	1,689,624	1,073	3,061,328	795
Shares issued under restricted share units plan (note 13b)	17,851	30	—	—
Issued for cash	—	—	31,250,000	53,125
Issued in consideration of loan extinguishment	—	—	5,045,369	8,325

Balance - end of period	718,126,512	$581,842	707,377,516	$570,076

2018

On January 29, 2018, the Corporation issued 742,228 common shares in partial payment for the acquisition of a license (note 7) and 371,114 common shares to acquire an option to buy production equipment (note 5). Based on the $1.76 share price on that date, the values attributed to the shares issued were $1,960.

On April 27, 2018, the Corporation reacquired the non-controlling shareholders’ 13% interest in Prometic Bioproduction Inc. in exchange for the issuance of 4,712,422 common shares. Based on the $0.77 share price on that date, the value attributed to the shares issued was $3,629 (note 14).

2017

On July 6, 2017, the Corporation issued 31,250,000 common shares following a bought deal public offering for gross proceeds of $53,125. The underwriters received a cash commission of 6% of the gross proceeds of the offering. Concurrently with the bought deal public offering, the Corporation concluded a private placement with the holder of the long-term debt. Using the rights conveyed under the loan agreement, the holder of the long-term debt elected to extinguish a portion of the face value of the third OID loan as consideration for the 5,045,369 shares issued (note 10). The aggregate issuance costs related to these issuances, including the commission, in the amount of $3,878, were recorded against the deficit.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b)	Contributed surplus (Share-based payments)

In August 2018, the Corporation modified both its stock option and restricted share unit plans to provide additional vesting rights to participants meeting certain service and age requirements. The impact of these changes on the share-based payment expense is the recognition of certain tranches over a shorter period resulting in the acceleration of the expense recognition. The cumulative impacts of these changes during the quarter ended September 30, 2018 on unvested stock option and restricted share units awards is $419 and $274, respectively.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Stock options

Changes in the number of stock options outstanding during the nine months ended September 30, 2018 and 2017 were as follows:

	September 30, 2018		September 30, 2017
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance - beginning of period	14,463,270	$1.79	14,372,640	$1.41
Granted	145,350	0.77	3,501,920	2.05
Forfeited	(325,735)	2.00	(575,341)	2.54
Exercised	(1,689,624)	0.38	(3,061,328)	0.15
Expired	(47,250)	0.34	(3,000)	0.12

Balance - end of period	12,546,011	$1.97	14,234,891	$1.80

During the nine months ended September 30, 2018, 1,689,624 stock options were exercised resulting in cash proceeds of $635 and a transfer from contributed surplus to share capital of $438. The weighted average share price on the date of exercise of the options during the nine months ended September 30, 2018 was $1.04.

All stock options granted in 2018 have a contractual life of 10 years.

During the nine months ended September 30, 2017, 177,050 and 3,324,870 options having a contractual term of five and ten years respectively were granted. Stock options granted prior to 2017 have a contractual term of five years.

During the nine months ended September 30, 2017, 3,061,328 options were exercised resulting in cash proceeds of $471 and a transfer from contributed surplus to share capital of $324. The weighted average share price on the date of exercise of the options during the nine months ended September 30, 2017 was $1.72.

The Corporation uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the nine months ended September 30, 2018 and 2017 were as follows:

	September 30, 2018	September 30, 2017
Expected dividend rate	—	—
Expected volatility of share price	63.8%	61.8%
Risk-free interest rate	2.1%	1.1%
Expected life in years	7.0	6.8
Weighted average grant date fair value	$0.55	$1.21

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At September 30, 2018, options issued and outstanding by range of exercise price are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$0.34 - $ 0.88	1,496,900	1.0	$0.44	1,365,750	$0.41
$1.10 - $ 2.02	2,765,411	2.1	1.27	2,209,994	1.19
$2.07 - $ 2.44	5,630,540	5.3	2.23	3,410,063	2.29
$2.55 - $ 3.19	2,653,160	2.6	2.98	1,634,156	2.98

	12,546,011	3.5	$1.97	8,619,963	$1.84

A share-based payment compensation expense of $806 and $2,128 was recorded for the options for the quarter and the nine months ended September 30, 2018 ($869 and $2,542 for the quarter and the nine months ended September 30, 2017). The expense for 2018 includes the impact of the modification to the stock option plan.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the nine months ended September 30, 2018 and 2017 were as follows:

	September 30,	September 30,
	2018	2017
Balance - beginning of period	10,561,283	9,999,251
Granted	—	1,220,623
Expired	(817,279)	(3,157,311)
Forfeited	(53,329)	(538,854)
Released	(17,851)	—

Balance - end of period	9,672,824	7,523,709

At September 30, 2018, 1,973,325 vested RSU and 7,699,499 unvested RSU were outstanding while at September 30, 2017, 3,307,582 vested RSU and 4,216,127 unvested RSU were outstanding. During the nine months ended September 30, 2018, 17,851 vested RSU were released and an equivalent number of shares were issued out of treasury resulting in a transfer from contributed surplus to share capital of $30.

A share-based payment compensation expense of $351 and $855 were recorded during the quarter and the nine months ended September 30, 2018 ($1,886 and $3,549 during the quarter and the nine months ended September 30, 2017). The expense for 2018 includes the impact of the modification to the RSU option plan.

During the quarter ended March 31, 2017, the Board decided to replace 1,220,623 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued on April 11, 2017. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

Share-based payment expense

The total share-based payment expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarter and the nine months ended September 30, 2018 and 2017 as indicated in the following table:

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cost of sales and other production expenses	$80	$129	$171	$299
Research and development expenses	495	1,350	1,287	2,870
Administration, selling and marketing expenses	582	1,276	1,525	2,922

	$1,157	$2,755	$2,983	$6,091

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	Warrants and future investment rights (“rights”)

The following table summarizes the changes in the number of warrants and rights outstanding during the nine months ended September 30, 2018 and 2017:

	September 30, 2018		September 30, 2017
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance of warrants and rights—beginning of period	121,672,099	$2.11	101,863,180	$1.44
Issued to acquire assets	4,000,000	3.00	—	—
Issued for cash	—	—	10,600,407	3.70
Exercise of future investment rights	—	—	(44,791,488)	0.47

Balance of warrants—end of period	125,672,099	$2.14	67,672,099	$2.44

Balance of warrants exercisable—end of period	115,672,099	$2.13	67,672,099	$2.44

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2018

On January 29, 2018, the Corporation issued 4,000,000 warrants to acquire common shares, as consideration for a license. The warrants have an exercise price of $3.00 per share and expire after five years. 2,000,000 warrants become exercisable after one year and 2,000,000 warrants become exercisable after two years. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Corporation issued the Seventh Warrants to the holder of the long-term debt. Further details concerning the credit facility are provided in note 10. The Seventh Warrants consist of 54,000,000 warrants from which 10,000,000 warrants were exercisable as of the date of the agreement and the remaining 44,000,000 warrants become exercisable as and if the Corporation draws upon the credit facility in increments of US$10 million; 5,000,000 warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and 6,000,000 warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1.70. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As the Corporation drew an amount of US$10 million on the non-revolving credit facility on each of January 22, February 23, April 30, August 2, and September 21, 2018, the amounts received were allocated to the debt and the warrants based on their fair value at the time of the drawdown. The aggregate value of the proceeds attributed to the warrants that became exercisable on those dates was $9,988, which was recorded in equity.

Subsequent to the quarter ended September 30, 2018, a binding letter of intent was signed between the Corporation and the holder of the long-term debt to extend the maturity of the three OID loans and the CF which will result in the cancellation of 100,117,594 existing warrants (the Third to Seventh warrants) and issuance of new warrants (see note 18).

2017

On February 3, 2017, all of the 44,791,488 rights were exercised resulting in cash proceeds of $21,052 and a transfer from warrants and future investment rights to share capital of $6,542.

On April 27, 2017, pursuant to a financing for total proceeds of $25,010, the Corporation issued additional debt and the Sixth Warrants to the holder of the long-term debt. Further details concerning the debt issued are provided in note 10. The Sixth Warrants consist of 10,600,407 warrants, each giving the holder the right to acquire one common share at an exercise price of $3.70, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on October 26, 2023. The value of the proceeds attributed to the warrants of $6,463 was recorded in warrants and future investment rights. The issuance cost related to the warrants, in the amount of $145, has been recorded against the deficit.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

As at September 30, 2018, the following warrants were outstanding:

Number	Expiry date	Exercise price
277,910	September 2019	$6.39
1,000,000	September 2021	0.52
20,276,595	September 2021	0.77
16,723,807	July 2022	1.87
7,000,000	July 2022	3.00
11,793,380	July 2022	4.70
10,600,407	October 2023	3.70
4,000,000	January 2023	3.00
54,000,000	June 2026	1.70

125,672,099		$2.14

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

14.	Non-controlling interests (“NCI”)

The interest in the subsidiaries for which the Corporation holds less than 100 % interest are as follows:

		Place of incorporation	Proportion of ownership
Name of subsidiary	Segment activity	and operation	interest held by the group
			2018	2017
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	87%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%

In April 2018, the Corporation and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic acquired the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. Consequently, $15,278 was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary, representing the difference in value between the $3,629 of equity issued in payment of the 13% ownership acquired and $11,649 of total net liabilities attributed to the NCI at the date of the transaction that was derecognized from the statement of financial position.

The non-controlling interests balance on the consolidated statements of financial position and the losses allocated to non-controlling interests in the consolidated statements of operations, per subsidiary are as follows:

	September 30,	December 31,
	2018	2017
Consolidated statements of financial position:
Prometic Bioproduction Inc.	$—	$(10,722)
Pathogen Removal and Diagnostic Technologies Inc.	(6,534)	(5,901)
NantPro Biosciences, LLC	38,070	38,070

Total non-controlling interests	$31,536	$21,447

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$—	$(1,205)	$(926)	$(3,445)
Pathogen Removal and Diagnostic Technologies Inc.	(21)	(19)	(634)	(702)
NantPro Biosciences, LLC	(407)	(984)	(2,609)	(2,791)

Total non-controlling interests	$(428)	$(2,208)	$(4,169)	$(6,938)

The NantPro Biosciences, LLC non-controlling interest’s share in the funding of the subsidiary by Prometic was $2,609 for the nine months ended September 30, 2018 ($2,791 for the nine months ended September 30, 2017) and has been presented in the consolidated statements of changes in equity.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

15.	Revenues

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues from the sale of goods	$11,822	$3,880	$35,301	$10,982
Milestone and licensing revenues	—	19,724	—	19,724
Revenues from the rendering of services	445	169	1,024	1,050
Rental revenue	63	261	452	763

	$12,330	$24,034	$36,777	$32,519

16.	Segmented information

The Corporation’s three operating segments are Small molecule therapeutics, Plasma-derived therapeutics and Bioseparations.

a) Revenues and expenses by operating segments:

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the quarter ended September 30, 2018	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$6,187	$6,107	$36	$12,330
Intersegment revenues	—	7	—	(7)	—

Total revenues	—	6,194	6,107	29	12,330
Cost of sales and other production expenses	—	5,536	3,758	(46)	9,248
Manufacturing and purchase cost of therapeutics used for R&D activities	—	10,273	—	(22)	10,251
R&D - Other expenses	4,166	8,071	1,616	1	13,854
Administration, selling and marketing expenses	958	2,598	741	1,925	6,222

Segment profit (loss)	$(5,124)	$(20,284)	$(8)	$(1,829)	$(27,245)
Gain on foreign exchange					(1,301)
Finance costs					5,927
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(33,171)

Other information
Depreciation and amortization	$93	$932	$232	$88	$1,345
Share-based payment expense	254	293	66	544	1,157

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the quarter ended September 30, 2017	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$19,724	$651	$3,626	$33	$24,034
Intersegment revenues	—	9	647	(656)	—

Total revenues	19,724	660	4,273	(623)	24,034
Cost of sales and other production expenses	533	1,694	2,472	(919)	3,780
Manufacturing and purchase cost of therapeutics used for R&D activities	303	7,194	—	(343)	7,154
R&D - Other expenses	4,622	8,976	1,917	606	16,121
Administration, selling and marketing expenses	1,158	3,546	647	2,302	7,653

Segment profit (loss)	$13,108	$(20,750)	$(763)	$(2,269)	$(10,674)
Loss on foreign exchange					182
Finance costs					2,085
Losses on extinguishments of liabilities					4,191

Net loss before income taxes					$(17,132)

Other information
Depreciation and amortization	$110	$779	$194	$102	$1,185
Share-based payment expense	465	716	134	1,440	2,755

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the nine months ended September 30, 2018	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$21,148	$15,523	$106	$36,777
Intersegment revenues	—	21	319	(340)	—

Total revenues	—	21,169	15,842	(234)	36,777
Cost of sales and other production expenses	—	22,067	8,553	(200)	30,420
Manufacturing and purchase cost of therapeutics used for R&D activities	1,751	26,565	—	(146)	28,170
R&D - Other expenses	11,647	25,694	5,013	1	42,355
Administration, selling and marketing expenses	2,770	8,317	2,243	7,539	20,869

Segment profit (loss)	$(16,168)	$(61,474)	$33	$(7,428)	$(85,037)
Loss on foreign exchange					768
Finance costs					15,502
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(102,607)

Other information
Depreciation and amortization	$350	$2,724	$727	$255	$4,056
Share-based payment expense	579	789	190	1,425	2,983

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the nine months ended September 30, 2017	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$19,724	$2,065	$10,664	$66	$32,519
Intersegment revenues	—	27	1,459	(1,486)	—

Total revenues	19,724	2,092	12,123	(1,420)	32,519
Cost of sales and other production expenses	533	2,895	5,893	(1,600)	7,721
Manufacturing and purchase cost of therapeutics used for R&D activities	1,414	22,807	—	(427)	23,794
R&D - Other expenses	12,559	29,780	5,448	609	48,396
Administration, selling and marketing expenses	2,792	9,272	1,925	8,671	22,660

Segment profit (loss)	$2,426	$(62,662)	$(1,143)	$(8,673)	$(70,052)
Loss on foreign exchange					701
Finance costs					5,326
Losses on extinguishments of liabilities					4,191

Net loss before income taxes					$(80,270)

Other information
Depreciation and amortization	$310	$2,057	$636	$263	$3,266
Share-based payment expense	1,017	1,552	291	3,231	6,091

During the quarter ended September 30, 2018, the Corporation corrected the allocation of R&D expenses between the Manufacturing and purchase cost of therapeutics and Other expenses within the Small molecule segment. Previously, no amounts had been presented in the Manufacturing and purchase cost of therapeutics. The total segment loss presented during the first and second quarters of 2018 remains unchanged and the above tables for the quarter and the nine months ended September 30, 2018 reflect the correction. The restated R&D figures for the previous 2018 quarters are as follows:

	Quarter ended March 31, 2018	Quarter ended June 30, 2018	Six months ended June 30, 2018
Manufacturing and purchase cost of therapeutics used for R&D activities	$684	$1,067	$1,751
Other research and development expenses	4,266	3,215	7,481

Total research and development expenses	$4,950	$4,282	$9,232

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b) Revenues by location

	Quarter ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
United States	$7,846	$459	$22,072	$665
Switzerland	1,365	850	4,639	4,538
Austria	631	1,392	2,733	1,439
South Korea	—	189	2,657	278
Canada	249	685	1,256	2,023
Sweden	1,188	—	1,188	—
Netherlands	374	570	1,114	2,568
United Kingdom	123	8	465	826
Germany	268	1	298	294
Norway	260	—	260	—
India	16	127	77	133
China	—	19,724	4	19,724
Other countries	10	29	14	31

	$12,330	$24,034	$36,777	$32,519

Revenues are attributed to countries based on the location of customers.

The Corporation derives significant revenues from certain customers. During the nine months ended September 30, 2018, there was two customers in the Plasma-derived therapeutics segment who accounted for 54% (38% and 16% respectively) of total revenues and two customers in the Bioseparations segment who accounted for 24% (13% and 11% respectively) of total revenues. For the nine months ended September 30, 2017, there was one customer in the Small molecule therapeutics segment that accounted for 61% of total revenues and two customers in the Bioseparations segment that accounted for 23% (15% and 8% respectively) of total revenues.

17.	Comparative information

Certain of the prior period figures have been reclassified to conform to the current presentation.

PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

18.	Subsequent event

On October 29, 2018, the Corporation signed a binding letter of intent to extend the maturity date of the US$80 million CF from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on the CF will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Prometic will cancel 100,117,594 existing warrants and grant new warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be set at a number that will result in SALP having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be issued no later than December 27, 2018. The Corporation has not yet finalized the amounts to be recorded for this transaction.